Exhibit 99.3

JBS S.A. has made available on its website the following materials with information about its corporate reorganization. A registration statement on Form F-4 with respect to the transaction described has been filed with the SEC with the file number 333-273211.

Questions & Answers

DUAL LISTING JBS

1)	What is a dual listing?

The dual listing of shares occurs when the shares of a company are listed on more than one stock exchange. Depositary receipts (DRs) are used as a mechanism to facilitate this dual listing, which are instruments that represent an equity interest. The prosposal by JBS is to have its shares listed on both the São Paulo stock exchange (B3) and the New York stock exchange (NYSE).

For an investor, a dual listing provides more options for buying or selling the company’s shares because they are available for trading on more than one stock exchange. It also offers the opportunity to invest in companies traded on foreign exchanges in your own home country without having to deal with the challenges of investing directly in foreign markets.

2)	Why is JBS doing this operation?

The transaction expands JBS’s investment capacity and competition with global competitors by providing a new source of financing for new investments and acquisitions. In addition, it also paves the way to unlock the value of the Company’s shares, as the NYSE gives access to the world’s largest liquidity context, attracting new investors to the Company’s shares.

We believe that the new shareholding structure will better reflect the global profile of our operations. As one of the largest food companies in the world, with annual revenues of R$ 375 billion, JBS S.A. operates a diversified platform of proteins and geographies, with industrial facilities and commercial offices in 24 countries, more than 330,000 customers and export of products to more than 190 countries. JBS S.A.’s operations are global.

3)	Why did JBS choose to have its shares listed on the NYSE?

The NYSE is the oldest and most important stock exchange in the United States, and is the world’s largest stock exchange by market capitalization of listed companies, recognized globally. It lists the most important companies in the United States and the world.

The NYSE has global scale and influence, deep expertise in financial products and investments, and an ongoing investment in data technologies that facilitate the smooth flow of trading in the marketplace. Currently, 93 Latin American companies are listed on the NYSE, including 34 Brazilian companies.

By having our shares listed on the NYSE, we will be eligible to participate in some of the main stock indexes, such as the Russell 3000 and the Russell 1000, attracting dedicated investors. Many comparable companies are listed on the NYSE and the investor base of comparable companies listed in North America have a much higher investment capacity when compared to investors of comparable companies in Brazil.

We will keep our shares listed on B3 through Brazilian Depositary Receipts (BDRs) to, in addition to encouraging the development of the Brazilian capital market, allow the entire Brazilian investor market to maintain the option to participate in JBS’s growth through B3.

4)	Will I be able to own shares on the NYSE?

Yes. The proposal presented outlines that JBS will have Class A shares listed on the New York Stock Exchange (NYSE), and all the company’s shareholders will be able to have access to these shares. Initially, minority shareholders will receive Brazilian Depositary Receipts (BDRs), listed on the B3 and backed by Class A shares listed on the NYSE. At any time, these shareholders may cancel the BDRs to directly hold Class A shares, complying with the criteria for trading shares on the US stock exchange.

5)	Will JBS close plants in Brazil?

No. The current operational structure of JBS will be maintained in all locations where it operates. That includes operational assets, employees, financial flows and logistics. JBS is already a global food company of Brazilian origin, with operations spread across all continents. There are 145,000 employees in Brazil, almost 60% of the company’s global workforce, in more than 130 production facilities across more than 100 cities in all regions of the country. The dual listing proposal allows the company to remain listed in Brazil, via BDRs on B3. Gilberto Tomazoni, JBS Global CEO, and Guilherme Cavalcanti, Global CFO, will continue to lead the company’s operations from the JBS corporate office in São Paulo.

6)	Will there be changes in JBS’s corporate structure?

No. The proposed transaction will not result in a reduction in the shareholders’ economic participation in the Company’s capital stock. If the proposal is approved, the controlling and minority shareholders will hold shares in JBS N.V., a company based in the Netherlands. Pursuant to the terms of the transaction, JBS N.V. will have JBS Participações Societárias S.A. as a wholly-owned subsidiary, which in turn will hold all of JBS S.A.’s shares.

JBS N.V. will be registered as a foreign issuer with the CVM to list Level II BDRs on B3, backed by the Class A shares listed on the New York Stock Exchange (NYSE). JBS N.V. will also be registered as a foreign issuer with the Securities and Exchange Commission (SEC).

7)	What happens now? What are the next steps?

The proposal must be approved by the company’s minority shareholders. Prior to the extraordinary general meeting (EGM) of JBS shareholders, the registration form filed by JBS N.V. with the SEC to obtain registration of the Class A shares, the backing of the BDRs of JBS N.V. that will be issued and delivered to JBS shareholders, and the Class B shares, must be declared effective.

The transaction is also subject to the approval of the admission to trading of the Class A shares by the NYSE, the BDR Level II program and the registration of JBS N.V. as a foreign issuer by the CVM and B3. If the conditions of completion are not verified, the dual listing will not be realized.

8)	What is the step-by-step approach of the proposed transaction?

The first stage of the transaction consists of the exchange of the shares of JBS S.A. held by the controlling shareholders for the Class A and Class B shares of JBS N.V. These transactions will use the companies LuxCo and JBS Participações as intermediary vehicles.

Upon completion of this process of transferring shares from the controlling shareholder, JBS Participações will merge JBS S.A. shares and deliver to minority shareholders Redeemable Preferred Shares (APMR), which will be immediately redeemed upon delivery of BDRs backed by Class A shares issued by JBS N.V.

Minority shareholders may cancel BDRs at any time to directly hold Class A shares traded on the NYSE, to the extent they comply with the requirements for trading shares on the U.S. exchange.

All non-controlling shareholders who receive BDRs as a result of the implementation of the transaction will have until December 2026 to choose whether to convert up to 55% of the Class A shares initially received into Class B shares, with the exception of requests to convert submitted during the period October 1, 2026 – December 31, 2026, whereby such maximum will not apply. A minimum float of 20% will be required to ensure liquidity of class A shares. If the minimum float has not been reached, pending conversion requests submitted during the period October 1, 2026 – December 31, 2026 will be prorated among the shareholders who requested it.

9)	What are Class A and Class B shares? Why are there two types of shares?

Class A and Class B shares are different types of shares that a company can offer to investors. The classes of shares may vary in terms of rights and privileges granted. These distinctions allow companies to customize the characteristics of each class of shares according to its objectives and corporate governance strategies.

In the case of the proposed dual listing of JBS, the Class A shares will trade on the NYSE and are entitled to one vote each. Class B shares will not be listed and are entitled to 10 votes each.

This structure will allow JBS more flexibility in issuing shares to finance the Company’s growth and deleveraging opportunities. Studies conducted by the company estimate that this transaction has the potential to raise funds through the offering of shares that can be used to finance new acquisitions and greenfield investments in our operations.

10)	I have JBS ADRs. What will happen to the ADRs?

The current ADR program on the NYSE will be canceled. Current holders of ADRs will be able to convert their shares into current JBS common shares today or sell the ADRs at the current market value prior to the cancellation of the program.

11)	How does this impact Pilgrim’s Pride?

This proposal has no impact on Pilgrim’s. It will remain a publicly-traded company on NASDAQ.

12)	How can I stay informed?

The progress of the transaction and the evolution of the approval steps will be disclosed to the market in due course by JBS’s Investor Relations department on the Company’s IR page and on the website of the Brazilian Securities and Exchange Commission (CVM), as well as on the special website dedicated to the transaction.